National Oilwell Varco, Inc. 7909 Parkwood Circle Drive Houston, TX 77036

FOIA CONFIDENTIAL TREATMENT REQUEST

CONFIDENTIAL TREATMENT REQUESTED BY

NATIONAL OILWELL VARCO, INC.

PURSUANT TO 17 CFR § 200.83

October 19, 2016

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Diane Fritz

Attn: Mr. Brad Skinner

Re:	National Oilwell Varco, Inc.
Form 10-K for Fiscal Year Ended
December 31, 2015
Response Dated August 2, 2016
File No. 1-12317

Ladies and Gentlemen:

This letter responds to comments that the Company received from the Staff of the Division of Corporation Finance (the “Staff”) of the U. S. Securities and Exchange Commission (the “Commission” or the “SEC”) on October 5, 2016. For your convenience our responses are prefaced by the Commission’s comments in bold text. All capitalized terms used herein and not defined herein shall have the meanings given to them in National Oilwell Varco’s 2015 Form 10-K.

Pursuant to 17 C.F.R. § 200.83 (“Rule 83”), the Company is requesting confidential treatment for portions of our response to comment # 2 (identified as “Request Number 1”), comment # 3 (identified as “Request Number 2”), and comment # 4 (identified as “Request Number 3”). The Company requests that these portions, as indicated by [***], be maintained in confidence, not be made part of any public record and not be disclosed to any person as they contain confidential information. In the event that the Staff receives a request for access to the confidential portions herein, whether pursuant to the Freedom of Information Act (“FOIA”) or otherwise, the Company respectfully requests that we be notified immediately so that we may further substantiate this request for confidential treatment. Please address any notification of a request for access to such documents to:

Jose Bayardo

Senior Vice President and Chief Financial Officer

(713) 815-3437 (Telephone)

(713) 346-7306 (Fax)

jose.bayardo@nov.com

Pursuant to Rule 83, a redacted copy of this letter has been provided to the Office of FOIA Services and separately filed via EDGAR.

CONFIDENTIAL TREATMENT REQUESTED BY NATIONAL OILWELL VARCO, INC. PURSUANT TO 17 CFR § 200.83

Form 10-K for Fiscal Year Ended December 31, 2015

Critical Accounting Policies, page 52

Goodwill and Other Indefinite-Lived Intangible Assets, page 54

1.	Based on your response to our prior comment number 4, we understand that you have concluded that the fair values of your Rig Offshore, Dynamic Drilling Solutions, Process and Flow Technologies and Fiberglass reporting units are substantially in excess of their carrying values and that the reporting units are therefore not at risk of failing step one of a goodwill impairment test. Given this, and to provide context, revise your disclosure to clarify your conclusions and to explain why the disclosure has been provided.

Response:

Based upon the information available at the time of the filing of our 2015 Form 10-K, we believed the fair values of our Rig Offshore, Dynamic Drilling Solutions, Process and Flow Technologies and Fiberglass reporting units were substantially in excess of their carrying values. We believed the additional disclosures in our 2015 Form 10-K, which stated that four of our reporting units had calculated fair values that were 15% to 30% over their respective carrying values, provided useful information to investors.

In future filings, if we determine that additional detail regarding our assessments of goodwill for specific reporting units that have fair values substantially in excess of their carrying values is useful information for investors, we will provide an explanation of why such additional disclosure is being provided and state that the fair values are substantially in excess of carrying values. If we determine one or more reporting units do not have fair values substantially in excess of carrying values, we will make all required disclosures and state that fair values were not substantially in excess of carrying values.

Furthermore, if, subsequent to an initial goodwill assessment disclosure, information becomes available that would change our assessment of the risk for a goodwill impairment, we will timely disclose the change in our assessment.

2.	We note your response to prior comment 5. Tell us the amount of goodwill and total book value allocated to your the Drilling & Intervention and Drill Pipe reporting units as of December 31, 2015

Response:

At December 31, 2015, the amount of goodwill and total book value allocated to our Drilling and Intervention and Drill Pipe reporting units was as follows:

CONFIDENTIAL TREATMENT REQUESTED BY NATIONAL OILWELL VARCO, INC. PURSUANT TO 17 CFR § 200.83

National Oilwell Varco, Inc. requests that the information contained in Request Number 1 be treated as confidential information and that the Commission provide notice to the contact person identified in the introductory paragraphs to this letter before it permits any disclosure of such confidential information.

(USD $ millions)	December 31, 2015

Reporting Unit	Goodwill Balance		Book Value

Drilling and Intervention	$	[***]	$	[***]

Drillpipe	$	[***]	$	[***]

Rule 83 confidential treatment request made by National Oilwell Varco, Inc., Request Number 1.

3.	We note your response to prior comment 6. Provide us with a reasonably detailed summary of the step two analyses performed in connection with the goodwill impairment testing for your Drilling & Intervention and Drill Pipe reporting units. Include in your response the methodologies, significant assumptions, fair value allocations and amount of impairment recorded for each reporting unit. If any of the assumptions in your step two analyses are different than those used in your step one analyses, please explain the underlying reasons for these differences.

Response:

For step two of the goodwill impairment testing we allocated the fair values of the Drilling & Intervention (D&I) and Drill Pipe reporting units to all their respective assets and liabilities (including any previously unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit under step one was the price paid to acquire the reporting unit. The excess of the fair value of a reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill. The fair value estimates of the individual assets of the reporting unit were compared to the step one fair value estimate of the respective reporting unit to determine the implied goodwill of the reporting unit at the measurement date.

In our estimate of fair value for the underlying assets of each reporting unit we utilized a combination of the market approach, cost approach, and the income approach. We valued tangible fixed assets using the cost and market approach, and assumed that book value for financial reporting approximated fair value for current assets and liabilities, except for inventory, for which we used the cost and income approach. The relief from royalty rate method, which

CONFIDENTIAL TREATMENT REQUESTED BY NATIONAL OILWELL VARCO, INC. PURSUANT TO 17 CFR § 200.83

considers both the market approach and the income approach, was used to value the trade names and patented technologies. The multi-period excess earnings method, a form of the income approach, was used to value the customer relationships.

We determined that the reporting units, if sold, would be done so as a nontaxable transaction, or an equity transaction. To make this determination we considered: a) whether the assumed structure is consistent with those that hypothetical market participants would incorporate into their estimates of fair value, b) the feasibility of the assumed structure, and c) whether the assumed structure results in the highest economic value to the seller for the reporting unit, including consideration of related tax implications.

For those assumptions relevant to both the step one and step two goodwill impairment tests, we made the same assumptions in both tests. We utilized the same valuation specialists from a large, well respected firm to assist us with both step one and step two testing. The valuation specialists also assisted us with long lived asset impairment testing under ASC 360 in accordance with goodwill impairment testing.

The fair value allocation and impairment recorded for each reporting unit are presented in the following table:

National Oilwell Varco, Inc. requests that the information contained in Request Number 2 be treated as confidential information and that the Commission provide notice to the contact person identified in the introductory paragraphs to this letter before it permits any disclosure of such confidential information.

Fair Value Allocation and Recorded Impairment:

(in millions)

Drillpipe Reporting Unit			Drilling and Intervention (D&I) Reporting Unit
Working Capital	$	[***]	Working Capital	$	[***]
Fixed Assets		[***]	Fixed Assets		[***]
Other Assets		[***]	Other Assets		[***]
Intangibles		[***]	Intangibles		[***]
Implied Goodwill		[***]	Implied Goodwill		[***]
Deferred taxes		[***]	Deferred taxes		[***]

Total Enterprise Value	$	[***]	Total Enterprise Value	$	[***]

Implied Goodwill	$	[***]	Implied Goodwill	$	[***]
Less: Goodwill Book Value	$	[***]	Less: Goodwill Book Value	$	[***]

Impairment Charge	$	[***]	Impairment Charge	$	[***]

Rule 83 confidential treatment request made by National Oilwell Varco, Inc., Request Number 2.

CONFIDENTIAL TREATMENT REQUESTED BY NATIONAL OILWELL VARCO, INC. PURSUANT TO 17 CFR § 200.83

4.	Your response to comment 6 indicates that, as part of your impairment testing, you considered the reasonableness of your implied enterprise value and that, taking into account a control premium that would be paid based on reported transactions in your industry, you believe the enterprise value implied by your fair value estimates is consistent with the enterprise value implied by the trading prices of your common stock during the fourth quarter and through subsequent months.

Describe for us, in reasonable detail, the process or analysis through which you considered the reasonableness of your implied enterprise value. As part of your response, tell us how you determined the amount of any control premium and describe the qualitative or quantitative factors considered in connection with determining the control premium. Additionally, explain how you considered values implied by the trading prices of your common stock during the fourth quarter and subsequent months and the relationship of those values to your net book values during those periods.

Response:

National Oilwell Varco, Inc. requests that the information contained in Request Number 3 be treated as confidential information and that the Commission provide notice to the contact person identified in the introductory paragraphs to this letter before it permits any disclosure of such confidential information.

The total fair value of the reporting units was reconciled to the Company’s market capitalization to test for reasonableness. Total debt and unallocated corporate overhead was subtracted from the total fair value of the reporting units resulting in an implied equity value of $[***]. Compared to the Company’s market capitalization as of the Valuation Date of $13,545 million, there was an implied control premium of [***]%. The implied control premium was compared to a sample of eighteen guideline public transactions closed during the years 2010 through 2015 in the oil and gas field services industry which had control premiums ranging from 2.3% to 91.2%, with a 25th percentile control premium of 17.4% and a 75th percentile control premium of 36.1%. We also considered two relevant, large public-company transactions that had been announced, but not closed, as of our reporting date with control premiums in excess of 50%. Considering the guideline transaction sample, the two large announced transactions, and industry conditions, including the strongly-cyclical nature and current down-cycle position, we believe the implied control premium to be reasonable.

During the fourth quarter of 2015 and through the date of the Company’s 2015 Form 10-K, holding the implied equity value for the Business Segments constant at $[***], the implied control premium began at [***]% on October 1, 2015, ended at [***]% on February 18, 2016, and ranged from a low of [***]% to a high of [***]% with an average of [***]%. Considering the range, the average and the ending value, the factors mentioned in the paragraph above, NOV’s historical stock price volatility and NOV’s market leadership, we did not view the changes in market capitalization as compared to the implied equity value over this period as indicating impairment.

CONFIDENTIAL TREATMENT REQUESTED BY NATIONAL OILWELL VARCO, INC. PURSUANT TO 17 CFR § 200.83

The Company’s net book value (as book equity) was $18,206 million at September 30, 2015; $16,460 million at December 31, 2015; and $16,433 million at March 31, 2016. The Company’s market capitalization began at $14,146 million on September 30, 2015, ended at $11,727 million on March 31, 2016; and ranged from a low of $9,898 million to a high of $15,330 million during that period, with an average of $12,753 million. Considering the factors mentioned above, we did not view the changes in market capitalization as compared to net book value over this period as indicating impairment.

Rule 83 confidential treatment request made by National Oilwell Varco, Inc., Request Number 3.

In providing this response to the Staff, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing, (ii) Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the above-referenced filing, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you or any member of the Staff has any question regarding the responses set forth herein, please contact me by telephone at (713) 815-3437 or by email at jose.bayardo@nov.com.

Sincerely,

By:	/s/ Jose A. Bayardo
Name:	Jose A. Bayardo
Title:	Senior Vice President and Chief Financial Officer